Exhibit 99.1

DRIVING ADOPTION OF ONCHAIN DIGITAL GOLD WORKING CLOSELY WITH ECOSYSTEM LEADERS INCLUDING TETHER AND ANTALPHA NASDAQ: AURE INVESTOR PRESENTATION FEB 2026

Disclaimer

This presentation contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the outlook for the upcoming fiscal year and quarters and quotations from management in this presentation, as well as the Company's strategic and operational plans, may contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in the market for our products and services; our ability to access additional capital; our ability to attract and retain qualified personnel; changes in general economic, business and industry conditions; changes in applicable laws or regulations; expansion plans and opportunities; changes in the regulatory environment for crypto currencies and stablecoin ecosystems; changes in the price of digital assets, including XAUt; changes in spot price of gold; changes in price co-relation between stablecoins and their pegged assets, including XAUt and gold; risks associated with owning digital assets, including XAUt, including price volatility, limited liquidity and trading volumes, relative anonymity, potential widespread susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges and other risks inherent in its entirely electronic, virtual-form and decentralized network; the fluctuation of our operating results, including because we may be required to account for our digital assets at fair value; limitations in our ability to time the price of our purchase of digital assets; our potential subjection to corporate alternative minimum tax due to unrealized fair value gains on our digital asset holdings; legal, commercial, regulatory and technical uncertainty regarding digital assets and enhanced regulatory oversight of companies holding digital assets including the possibility that regulators reclassify any digital assets we hold, including XAUt, as a security or a "cash item", causing us to be in violation of securities laws and be classified as an "investment company" under the Investment Company Act of 1940; competition by other digital asset treasury companies, gold-related asset treasury companies, and the availability of financial products related to gold; the possibility of experiencing greater fraud, security failures or operational problems on digital asset trading venues compared to trading venues for more established asset classes, and any malfunction, breakdown or abandonment of the underlying blockchain protocols, or other technological difficulties, may prevent access to or use of such digital assets; elevation of rehypothecation risk in times of market condition changes as the XAUt we own may be rehypothecated; and from time to time when we hold our digital assets through a third-party custodian, the loss of direct control over our digital assets and dependence on the custodian's security practices and operational integrity which may lead to the loss of its digital assets as a result of the insolvency of the custodian, theft by employees or insiders of the custodian or if the custodian's security measures are compromised, including as a result of a cyber-attack. Further information regarding these and other risks is included in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided herein is as of the date of this presentation, and the Company undertakes no duty to update such information, except as required under applicable law.

The information contained in this document has not been independently verified. No representation or warranty express or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness, reasonableness or correctness of such information or opinions contained herein. The information contained in this document should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of the presentation. None of the Company or any of their respective affiliates, advisers or representatives shall be in any way responsible for the contents hereof, or shall be liable (in negligence or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with this document.

By accepting to access any copy of the slides presented, you agree that you (i) have read and agree to comply with the requirements of this notice and disclaimer; (ii) will maintain absolute confidentiality regarding this presentation and the information disclosed in this presentation; (iii) will not distribute or reproduce this presentation, in whole or in part; (iv) are (a) accustomed to receiving the type of information contained in this presentation, and (b) a person into whose possession this presentation may be lawfully delivered in accordance with the laws of the jurisdiction in which it is located; and (v) will not make direct contact with (a) the Company's suppliers, customers, tenants, partners or subcontractors; (b) any governmental, administrative, stock exchange or other regulatory bodies which supervise or regulate the Company; or (c) employees of the Company. Any failure to comply with these restrictions may result in violation of applicable laws and lead to legal or regulatory action or other material adverse consequences.

aurelion

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Aurelion is the best equity vehicle for Tether Gold 3 Aurelion’s mission Digital gold USDt - c.$190bn market cap. Issued by Tether. XAUt - USDt 2.0, replacing the underlying from USD to physical gold. Enable the adoption of digital gold in partnership with Tether. Aurelion’s Prospective P&L drivers Addressable Market Gold - c.$30tn market cap. Digital gold - 10%, $3tn. Leveraged exposure to gold price appreciation. Yield generation with our digital gold holdings. Revenue from 3rd party holders on yield generation.

Tokenized USD has seen massive adoption 4 Tether has driven success of digital USD, the most popular digital bank for the unbanked USDt users USDt market cap Source: CoinMarketCap Source: Tether.io

Tether is leaning into the USD debasement trend 5 Bringing back gold as a store of value and means of exchange Tether is driving the reintroduction of gold as means of payment “Restore gold as the ubiquitous, trusted, transparent payment method, away from fiat currencies that led to uncontrolled money printing” Tether has built up its gold holdings rapidly, demonstrating gold’s store of value Tether, as a pioneer of tokenizing physical gold, has bought 47 tons of gold over the past 4 quarters At 106 tons as of 3Q25, Tether would rank a top - 30 gold holding central bank Source: Tether.io Source: Tether.io

Tether is serious about Gold Source: World Gold Council and Tether.io 6 Tether would be Place 21 as of Q1 2026, at current acquisition speed Tether would be Place 31 as of Q3 2025

Tether gold (XAUt) represents USD debasement in tokenized form What is underlying XAUt ● 1 troy ounce of physical LBMA gold for 1 XAUt ● Fully backed by physical gold held in secure vaults in Switzerland, at no storage charge to the XAUt holder ● XAUt provides a convenient, frictionless way for the USDT users (over 500 million worldwide) to hold and transact in gold ● Redeemable in Switzerland 1:1 7 On digital rail, like USDt in infrastructure, with physical gold as underlying

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Aurelion is the #1 asset manager in the XAUt universe 9 Low - risk yield generation on digital gold holdings accelerates adoption Corporate History ● Acquisition of Prestige Wealth in Oct 2025 ● Equity injection of $100m via PIPE ● Purchase of 33,318 ounces of gold, in the form of XAUt, at $4,022 / ounce in Oct 2025 Corporate Strategy ● #1 asset manager in the XAUt space, by generating low - risk, active yield on XAUt holdings ● Generate yield on our own holdings, through “buy and hold XAUt” ● Generate yield on 3rd party XAUt holdings and earn a management fee Tether Partnership 11% shareholding

Summary 10 ● Is USD debasement a mega trend? ● If so, is gold going to be major beneficiary? ● Will XAUt surpass USDt’s scale, beyond 500m users? ● Will a significant portion of XAUt holders look for yield on their XAUt holdings? ● Will Aurelion capture value from the yield - seeking demand? Aurelion offers exposure to this exponential growth in digital gold

NAV (net asset value) 11 31 Dec 2025 $ million 175.6 Liquid Assets 3.6 Cash 171.5 XAUt (based on 25 Feb 2026 price) 5,148 Price (as of 25 Feb 2026) 33,318 Units (1 XAUt = 1 ounce) 40.6 Debt 134.0 NAV 36.8 Shares outstanding 0.0009 Gold ounce per share 4.65 XAUt $ value per share 3.65 NAV per share Note: Based on unaudited management accounts; Net asset value is calculated as cash + XAUt holdings - debt; Shares outstanding include issued and outstanding share capital and pre - funded warrants, and has reflected the 1 - for - 10 share consolidation effective as of February 19, 2026.

Thank You.